Exhibit (a)(1)(B)

E-MAIL TO ELIGIBLE OPTIONHOLDERS

To: Eligible Optionholders

Date: September 20, 2010

Subject: Luna Innovations Incorporated Stock Option Exchange Offer

Dear Innovators:

At Luna Innovations, we believe that our equity incentive program is very important for the growth and success of our business. We rely on highly talented innovators to implement our strategic initiatives, develop our business and satisfy customer needs. We use stock options as a way to attract, motivate and retain innovators because equity participation encourages employees to act like owners of the business.

We realize that many of our innovators currently hold stock options with exercise prices significantly higher than the current market price of our common stock. As a result, we have been concerned that we have many outstanding options that innovators do not view as having significant retention value. Therefore, we have decided to offer a stock option exchange program to eligible employees. The stock option exchange program is intended to offer innovators that have such “underwater” options with the opportunity to exchange their options for a lesser number of options with a lower exercise price. The program contains provisions dictating the terms of the exchange and is conditioned on, among other things, the closing price of our stock on the day the exchange offer ends being less than $5.00 per share.

Kimberly Bush, who administers our stock options here at Luna, will be sending you an e-mail that attaches the documents related to our stock option exchange offer. Please carefully read the documents and instructions.

The Election Form and Eligible Option Information Sheet must be returned as indicated in the materials to Kimberly Bush so that it is received by her before 12:00 midnight, U.S. Eastern Time, on October 18, 2010.

Thanks,

Fourd Kemper
VP and General Counsel
Luna Innovations Incorporated